(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

July 29, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Investment Trust (the trust):
Fidelity Latin America Fund (the fund)
File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 119

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 119 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated September 30, 2009 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statement of Additional Information for Fidelity Latin America Fund. The fund may be marketed through banks, savings and loan associations, or credit unions.

This principal purpose of this filing is to register new Advisor classes, Class A, Class T, Class B, Class C, and Institutional Class, of the fund.

Pursuant to Rule 485(a), the trust elects an effective date of September 27, 2010. We request your comments by August 30, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Joseph Davidson
Joseph Davidson
Legal Product Group